UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Alterity Therapeutics Limited

(Name of Issuer)

Ordinary shares (“Ordinary Shares”)

(Title of Class of Securities)

Q7739U108

(CUSIP Number)

Amit Shashank, Esq.

Life Biosciences LLC

75 Park Plaza, Level 3

Boston, MA 02116

Telephone No.: 857-400-9245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q7739U108

1	Names of Reporting Person Life Biosciences LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 209,379,153*

	8	Shared Voting Power None

	9	Sole Dispositive Power 209,379,153*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 209,379,153*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%**

14	Type of Reporting Person (See Instructions) OO

* The 209,379,153 Ordinary Shares referenced herein are evidenced by 3,489,652 American Depositary Shares (“ADSs”). Each ADS represents sixty (60) Ordinary Shares.

** This calculation is based on information publicly provided by the Issuer that 2,406,874,578 Ordinary Shares, including Ordinary Shares evidenced by ADSs, were outstanding as of June 6, 2022.

This Amendment No. 8 to Schedule 13D (the “Amendment”) is being filed by Life Biosciences LLC, a limited liability company organized under the laws of Delaware (the “Reporting Person” or “Life”), to amend the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2019, as amended on December 23, 2019, July 6, 2020, October 26, 2020, November 25, 2020, July 8, 2021, March 4, 2022 and March 28, 2022 (the “Schedule 13D”), with respect to the ordinary shares (the “Ordinary Shares”) of Alterity Therapeutics Limited (the “Issuer”).

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Between July 6, 2022 and July 20, 2022, the Reporting Person disposed of an aggregate of 478,773 ADSs, representing the equivalent of 28,726,380 Ordinary Shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The Reporting Person is the beneficial owner of 209,379,153 Ordinary Shares of the Issuer evidenced by 3,489,652 ADSs, representing approximately 8.7% of the outstanding Ordinary Shares of the Issuer based upon 2,406,874,578 Ordinary Shares, including Ordinary Shares evidenced by ADSs, outstanding as of June 27, 2022.

(c)	From July 6, 2022 through July 20, 2022, the Reporting Person disposed of 478,773 ADSs, representing the equivalent of 28,726,380 Ordinary Shares, in open market transactions on the NASDAQ Capital Market. Details by date, listing the number of ADSs disposed of and the weighted average price per ADS are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of ADSs sold at each separate price for each transaction.

Date	ADSs Disposed Of	Weighted Average Price Per ADS
July 6, 2022	14,224	$0.6625
July 7, 2022	100,836	$0.6528
July 8, 2022	12,020	$0.6477
July 11, 2022	18,500	$0.6301
July 12, 2022	105,450	$0.6404
July 13, 2022	33,213	$0.6316
July 14, 2022	20,419	$0.6251
July 15, 2022	55,000	$0.6277
July 18, 2022	54,793	$0.6280
July 19, 2022	39,092	$0.6207
July 20, 2022	25,226	$0.6062

Except for the foregoing, the Reporting Person has not effected any transactions in Ordinary Shares, including Ordinary Shares evidenced by ADSs, in the past 60 days.

(d)	To the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the foregoing securities.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2022

LIFE BIOSCIENCES LLC

By:	/s/Amit Shashank, Esq.
Name:	Amit Shashank, Esq.
Title:	General Counsel

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS LIFE BIOSCIENCES LLC

The operating agreement of Life Biosciences LLC (the “Company”) provides that the Company’s directors shall constitute the managers for purposes of the Delaware Limited Liability Company Act and shall have authority to delegate their day-to-day management responsibilities to one or more officers of the Company. The name, function, citizenship and present principal occupation or employment of each of the Company’s directors and executive officers are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Life Biosciences Inc. and (ii) the business address of each director and executive officer of the Company is 75 Park Plaza, Level 3, Boston, MA 02116.

Name	Relationship to Life Biosciences LLC	Present Principal Occupation	Citizenship
Mehmood Khan, MD	Executive Chairman	Executive Chairman	United States
Gerald McLaughlin	Chief Executive Officer and Director	Chief Executive Officer	United States
David Sinclair, PhD	Director	Professor of Genetics, Harvard Medical School	Australia
Ilan Stern	Director	Chief Investment Officer, 166 2nd LLC	United States
Bracken Darrell	Director	Chief Executive Officer, Logitech International S.A.	United States
Stuart Gibson	Director	Co-Chief Executive Officer, ESR Cayman Limited	United Kingdom
William Sullivan	Chief Financial Officer	Chief Financial Officer	United States
Amit Shashank	General Counsel	General Counsel	United States